JOINT FILER INFORMATION

Name of Joint Filer:	Steven T. Stull

Address of Joint Filer:	909 Poydras Street, Suite 2230 New Orleans, LA 70112

Relationship of Reporting Person:	10% Owner

Designated Filer:	Advantage Capital Partners VI Limited Partnership

Issuer and Ticker or Trading Symbol:	OMNI Energy Services Corp. (OMNI)

Period Covered by the Report:	May 27, 2004 until May 28, 2004

Signature of Joint Filer:	/s/ Gerald J. Daigle, Jr.
Gerald J. Daigle, Jr., as attorney-in-fact for Steven T. Stull